UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
   --------------------------------------------------------------------------

                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                (Amendment no.1)
                                 (Rule 13d-102)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
           (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(b)

                    Under the Securities Exchange Act of 1934

                                  ATTUNITY LTD.
       -------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.10 per share
       -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M15332105
                      -------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
       -------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ]Rule 13d-1(d)

   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M15332105

       1. Name of Reporting Persons/
          I.R.S. Identification Nos. of above persons (entities only).
          Rimon ZZ Management (2005)  Ltd.
-------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group
           (a)          [ ]
           (b)          [ ]
------------------------------------------------------------------------------

       3.  SEC Use only

------------------------------------------------------------------------------
       4. Place of Organization              Israel

-----------------------------------------------------------------------------
Number of           5.  Sole Voting Power    0
Shares
Beneficially        6. Shared Voting Power 1,183,379 shares*
Owned by Each
Reporting           7. Sole Dispositive Power 0
Person With:
                    8. Shared Dispositive Power 1,183,379 shares*


-------------------------------------------------------------------------------
     9. Aggregate Amount Beneficially Owned by Each Reporting
        Person 1,183,379 Shares*

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

    11. Percent of Class Represented by Amount in Row (9) 5.02%**

    12. Type of Reporting Person : CO






--------------------------------------------------------------------------------
* Includes warrants exercisable into 400,000 Ordinary Shares.
--------------------------------------------------------------------------------
** Based on 23,596,236 Ordinary Shares outstanding as of November 22, 2007 (as reported by the Issuer on Form 6-K filed with the Securities and Exchange Commission on November 26, 2007).

CUSIP NO. M15332105

       1. Name of Reporting Persons/
          I.R.S. Identification Nos. of above persons (entities only).
          Gil Ziv
-------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group
           (a)    [ ]
           (b)    [x]
------------------------------------------------------------------------------

       3.  SEC Use only

------------------------------------------------------------------------------
       4. Place of Organization              Israel

-----------------------------------------------------------------------------
Number of           5.  Sole Voting Power    0
Shares
Beneficially        6. Shared Voting Power 1,183,379 shares*
Owned by Each
Reporting           7. Sole Dispositive Power 0
Person With:
                    8. Shared Dispositive Power 1,183,379 shares*


-------------------------------------------------------------------------------
     9. Aggregate Amount Beneficially Owned by Each Reporting
        Person 1,183,379 Shares*

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

    11. Percent of Class Represented by Amount in Row (9) 5.02%**

    12. Type of Reporting Person : IN






--------------------------------------------------------------------------------
* Includes warrants exercisable into 400,000 Ordinary Shares.
--------------------------------------------------------------------------------
** Based on 23,596,236 Ordinary Shares outstanding as of November 22, 2007 (as reported by the Issuer on Form 6-K filed with the Securities and Exchange Commission on November 26, 2007).

CUSIP NO. M15332105

       1. Name of Reporting Persons/
          I.R.S. Identification Nos. of above persons (entities only).
          Zvi Limon
-------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group
           (a)          [ ]
           (b)          [x]
------------------------------------------------------------------------------

       3.  SEC Use only

------------------------------------------------------------------------------
       4. Place of Organization              Israel

-----------------------------------------------------------------------------
Number of           5.  Sole Voting Power    0
Shares
Beneficially        6. Shared Voting Power 1,183,379 shares*
Owned by Each
Reporting           7. Sole Dispositive Power 0
Person With:
                    8. Shared Dispositive Power 1,183,379 shares*


-------------------------------------------------------------------------------
     9. Aggregate Amount Beneficially Owned by Each Reporting
        Person 1,183,379 Shares*

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

    11. Percent of Class Represented by Amount in Row (9) 5.02%**

    12. Type of Reporting Person : IN






--------------------------------------------------------------------------------
* Includes warrants exercisable into 400,000 Ordinary Shares.
--------------------------------------------------------------------------------
** Based on 23,596,236 Ordinary Shares outstanding as of November 22, 2007 (as reported by the Issuer on Form 6-K filed with the Securities and Exchange Commission on November 26, 2007).

CUSIP NO. M15332105

       1. Name of Reporting Persons/
          I.R.S. Identification Nos. of above persons (entities only).
          Dan Tocatly
-------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group
           (a)       [ ]
           (b)       [x]
------------------------------------------------------------------------------

       3.  SEC Use only

------------------------------------------------------------------------------
       4. Place of Organization              Israel

-----------------------------------------------------------------------------
Number of           5.  Sole Voting Power    0
Shares
Beneficially        6. Shared Voting Power 1,183,379 shares*
Owned by Each
Reporting           7. Sole Dispositive Power 0
Person With:
                    8. Shared Dispositive Power 1,183,379 shares*


-------------------------------------------------------------------------------
     9. Aggregate Amount Beneficially Owned by Each Reporting
        Person 1,183,379 Shares*

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

    11. Percent of Class Represented by Amount in Row (9) 5.02%**

    12. Type of Reporting Person : IN






--------------------------------------------------------------------------------
* Includes warrants exercisable into 400,000 Ordinary Shares.
--------------------------------------------------------------------------------
** Based on 23,596,236 Ordinary Shares outstanding as of November 22, 2007 (as reported by the Issuer on Form 6-K filed with the Securities and Exchange Commission on November 26, 2007).

Item 1.
     (a) Name of Issuer:
                  Attunity Ltd. (the "Issuer").

     (b)   Address of Issuer's Principal Executive Offices:
                  Kfar Netter Industrial Park , Kfar Netter , 40593 , Israel



Item 2.

(a)- (c)      This  Statement is filed by Rimon ZZ  Management  (2005)  Ltd., an Israeli company ("Rimon ZZ"); Ziv Gil, an Israeli citizen; Zvi Limon, an Israeli citizen; and Dan Tocatly; an Israeli citizen
(collectively, the "Reporting Persons").

              The Reporting Persons principal business address is 1 Azrieli Center, The Round Tower, 35th Floor, Tel Aviv, Israel.

              Rimon ZZ is the general partner of Rimon Investments Master Fund L.P., a Cayman Islands limited partnership ("Rimon LP"), which invests in securities of various companies, including the Shares (as defined below). Consequently, Rimon ZZ is the beneficial owner, and has the power to vote and dispose, of the Shares owned directly by Rimon LP.

(d) Title of Class of Securities:
                  Ordinary Shares, par value NIS 0.10 per share (the "Shares")

(e) CUSIP Number:

                  M15332105


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.


Item 4.  Ownership


         The 1,183,379 Shares reported in this Statement as beneficially owned by Rimon ZZ are held directly by Rimon LP and consist of 783,379 Shares and warrants exercisable into 400,000 Shares. The 1,183,379 Shares represent approximately 5.02% of the issued and outstanding Shares of the Issuer.

         Rimon ZZ is owned in equal parts (33.3%) by Messrs. Gil, Limon and Tocatly, who also serve as Rimon ZZ's directors. Consequently, Messrs. Gil, Limon and Tocatly may be deemed to beneficially own, and share with Rimon ZZ and amongst themselves, the power to vote and dispose, of the Shares beneficially owned by Rimon ZZ. Each of Messrs. Gil, Limon and Tocatly disclaims the existence of a "group" within the meaning of the Securities Exchange Act of 1934, as amended, between them and Rimon ZZ and further disclaims beneficial ownership of all of the Shares.


Item 5.  Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.


Item 8.  Identification and Classification of Members of the Group
         Not applicable.


Item 9.  Notice of Dissolution of Group
         Not applicable.


Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008



                                       Rimon ZZ Management (2005)  Ltd.

                                       By: /s/Gil Ziv
                                          ----------------
                                       Name: Gil Ziv
                                       Title: Director and CEO


                                       By: /s/ Gil Ziv
                                          ------------------
                                       Gil Ziv



                                       By: /s/ Zvi Limon
                                          --------------------
                                       Zvi Limon


                                       By: /s/ Dan Tocatly
                                          --------------------
                                       Dan Tocatly